TuanChe Limited

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District, Beijing 100038

The People’s Republic of China

November 15, 2018

VIA EDGAR

Ms. Barbara Jacobs

Mr. Michael Foland

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	TuanChe Limited (CIK No. 0001743340)
Registration Statement on Form F-1 (Registration No.: 333-227940)
Registration Statement on Form 8-A (Registration No.: 001-38737)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, TuanChe Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “F-1 Registration Statement”), be accelerated to, and that the F-1 Registration Statement become effective at, 4:00 P.M., Eastern Time on November 19, 2018, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration requests set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation.

The Company understands that Maxim Group LLC and AMTD Global Markets Limited on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.

[Signature page follows]

Very truly yours,

TuanChe Limited

By:	/s/ Wei Wen
Name:	Wei Wen
Title:	Chairman and Chief Executive Officer